UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported)   **August 10, 2009**

AMERICAN INDEPENDENCE CORP.

(Exact name of registrant as specified in its charter)

Delaware	**001-05270**	**11-1817252**
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification No.)

485 Madison Avenue, New York, NY 10022	**10022**
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code: **(212) 355-4141**

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-2)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13a-4(c))

Item 2.02 Results of Operations and Financial Condition.

The information set forth under this Item 2.02 is intended to be furnished under this Item 2.02 "Results of Operations and Financial Condition." Such information, including the Exhibit attached hereto, shall not be deemed "filed" for purposes of Section 18 of the Securities Exchange Act of 1934, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933, except as shall be expressly set forth by specific reference in such filing.

On August 10, 2009, American Independence Corp. issued a press release announcing results of operations for the three months and six months ended June 30, 2009, a copy of which is attached as Exhibit 99.1.

Item 9.01 Financial Statements and Exhibits

(c)
Exhibits

Exhibit 99.1 - Press release of American Independence Corp., dated August 10, 2009.

The information in this Form 8-K and the Exhibit attached hereto shall not be deemed filed for purposes of Section 18 of the Securities Exchange Act of 1934, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933, unless expressly set forth by specific reference in such filing.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AMERICAN INDEPENDENCE CORP.

/s/ *Teresa A. Herbert*   Date: August 10, 2009
Teresa A. Herbert
Chief Financial Officer and Senior Vice President

Exhibit 99.1

AMERICAN INDEPENDENCE CORP.   CONTACT: DAVID T. KETTIG
485 MADISON AVENUE   **(212) 355-4141 Ext. 3047**
NEW YORK, NEW YORK 10022   www.americanindependencecorp.com
NASDAQ – AMIC

NEWS RELEASE

**AMERICAN INDEPENDENCE CORP. ANNOUNCES
2009 SECOND-QUARTER AND SIX-MONTHS RESULTS**

New York, New York, August 10, 2009.   American Independence Corp. (NASDAQ: AMIC) today reported 2009 second-quarter and six-months results.   This press release contains both GAAP and non-GAAP financial information for which reconciliations can be found at the end of this release.

Financial Results

The Company's operating income[1] for the three months ended June 30, 2009 was $0.7 million ($.08 per share, diluted), as compared to $1.4 million ($.17 per share, diluted) for the three months ended June 30, 2008. Operating income for the six months ended June 30, 2009 was $2.6 million ($.31 per share, diluted), as compared to $2.7 million ($.31 per share, diluted) for the six months ended June 30, 2008.

Revenues decreased to $26.8 million for the three months ended June 30, 2009, compared to revenues of $29.2 million for the three months ended June 30, 2008. Net income decreased to $0.5 million ($.06 per share, diluted), net of a provision for income taxes of $0.3 million, for the three months ended June 30, 2009, compared to $0.8 million ($.09 per share, diluted), net of a provision for income taxes of $0.4 million, for the three months ended June 30, 2008. Revenues decreased to $53.4 million for the six months ended June 30, 2009, compared to revenues of $57.6 million for the six months ended June 30, 2008. Net income was $1.9 million ($.22 per share, diluted), net of provision for income taxes of $1.0 million, for the six months ended June 30, 2009, compared to $1.6 million ($.19 per share, diluted), net of a provision for income taxes of $0.9 million, for the six months ended June 30, 2008.

As of June 30, 2009, AMIC had approximately $274 million of federal net operating loss carryforwards. To the extent that AMIC utilizes any such carryforwards, it will not pay any income taxes, except for federal alternative minimum taxes and state income taxes.

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[1] Operating income is a non-GAAP measure and is defined as net income excluding non-cash charges related to the amortization of certain intangible assets recorded in purchase accounting, net realized investment losses, losses from discontinued operations and the federal income tax charge related to deferred taxes. The Company believes that the presentation of operating income may offer a better understanding of the core operating results of the Company. A reconciliation of net income to operating income is presented as an attachment to this press release.

Chief Executive Officer's Comments

Roy Thung, Chief Executive Officer, commented, "The second quarter of 2009 was adversely impacted by significantly higher loss ratios in our fully insured health line on business generated by one producer. We have taken measures to correct the situation and are optimistic that we will see improvement in future quarters. Our premiums have decreased almost 12% for the six months ended June 30, 2009 compared to the first six months of 2008 due to recessionary pressures and tighter underwriting guidelines. Even in the current challenging economy, our financial condition remains strong. Our insurance company's statutory surplus at June 30, 2009 is at an all-time high. We have grown our book value to $10.15 per share at June 30, 2009, from $9.75 per share at December 31, 2008."

Non-GAAP Financial Measures

The Company provides non-GAAP financial measures to complement its consolidated financial statements presented in accordance with GAAP: (i) Operating income is net income excluding non-cash charges related to the amortization of intangible assets recorded in purchase accounting, net realized investment gains (losses) and the federal income tax charge related to deferred taxes, (ii) Operating income per share is operating income (loss) on a per share basis, and (iii) Adjusted book value per share represents AMIC's book value per share excluding the per share value of net unrealized investment gains and losses (per SFAS 115), after taxes. These non-GAAP financial measures are intended to supplement the user's overall understanding of the Company's current financial performance and its prospects for the future. Specifically, the Company believes the non-GAAP results provide useful information to both management and investors by identifying certain expenses that, when excluded from the GAAP results, may provide additional understanding of the Company's core operating results or business performance. However, these non-GAAP financial measures are not intended to supersede or replace the Company's GAAP results. A reconciliation of the non-GAAP results to the GAAP results is provided in the "Reconciliation of GAAP Income from Continuing Operations to Non-GAAP Operating Income from Continuing Operations" and "Reconciliation of GAAP Book Value Per Share to Non-GAAP Adjusted Book Value Per Share" schedules below.

About American Independence Corp.

AMIC, through Independence American Insurance Company and its other subsidiaries, offers health insurance solutions to individuals and employer groups. AMIC provides to the individual and self-employed markets health insurance and related products, which are distributed through its subsidiaries, Independent Producers of America, LLC and healthinsurance.org, LLC. AMIC markets medical stop-loss, small group major medical, and managed care insurance and reinsurance through managing general underwriters, including IndependenceCare Holdings LLC, Marlton Risk Group LLC and Risk Assessment Strategies, Inc.

Certain statements in this news release may be considered forward-looking statements, such as statements relating to management's views with respect to future events and financial performance. Such forward-looking statements are subject to risks, uncertainties and other factors which could cause actual results to differ materially from historical experience or from future results expressed or implied by such forward-looking statements. Potential risks and uncertainties include, but are not limited to, economic conditions in the markets in which AMIC operates, new federal or state governmental regulation, AMIC's ability to effectively operate, integrate and leverage any past or future strategic acquisition, and other factors which can be found in AMIC's other news releases and filings with the Securities and Exchange Commission.

AMERICAN INDEPENDENCE CORP.
SECOND QUARTER REPORT
JUNE 30, 2009
(In thousands except per share data)

		Three Months Ended June 30,		Six Months Ended June 30,	
		2009	**2008**	**2009**	**2008**
Premiums earned	$	22,129	$ 24,721	$ 44,076	$ 49,965
MGU and agency income		3,684	4,055	7,438	6,483
Net investment income		765	878	1,478	1,733
Net realized investment gains		35	114	261	87
Total other-than-temporary impairment losses		-	(372)	-	(372)
Other income (loss)		141	(233)	183	(330)
Revenues		26,754	29,163	53,436	57,566
Insurance benefits, claims and reserves		15,541	16,918	29,387	34,470
Selling, general and administrative expenses		10,044	10,746	20,470	20,093
Amortization and depreciation		210	185	419	361
Expenses		25,795	27,849	50,276	54,924
Income before income tax		959	1,314	3,160	2,642
Provision for income taxes		281	443	1,027	900
Net income		678	871	2,133	1,742
Less: Net income attributable to the noncontrolling interest		(207)	(87)	(267)	(152)
Net income attributable to American Independence Corp.	$	471	$ 784	$ 1,866	$ 1,590
Basic income per common share:					
Net income attributable to American Independence Corp. common shareholders	$	.06	$ .09	$ .22	$ .19
Weighted-average shares outstanding		8,504	8,504	8,504	8,504
Diluted income per common share:					
Net income attributable to American Independence Corp. common shareholders	$	.06	$ .09	$ .22	$ .19
Weighted-average diluted shares outstanding		8,504	8,504	8,504	8,504

As of June 30, 2009 there were 8,503,989 common shares outstanding, net of treasury shares.

RECONCILIATION OF GAAP INCOME FROM CONTINUING OPERATIONS TO NON-GAAP
OPERATING INCOME FROM CONTINUING OPERATIONS
(In thousands except per share data)

	Three Months Ended June 30,		Six Months Ended June 30,	
	2009	**2008**	**2009**	**2008**
Income from continuing operations	$ 471	$ 784	$ 1,866	$ 1,590
Amortization of intangible assets related to purchase accounting	34	16	67	19
Net realized investment gains	(35)	(114)	(261)	(87)
Total other-than-temporary impairment losses	-	372	-	372
Federal income tax charge related to deferred taxes for operating income	235	380	933	775
Operating Income from continuing operations	$ 705	$ 1,438	$ 2,605	$ 2,669

Non - GAAP Basic Income Per Common Share:

Operating Income from continuing operations	$ .08	$ .17	$ .31	$ .31

Non - GAAP Diluted Income Per Common Share:

Operating Income from continuing operations	$ .08	$ .17	$ .31	$ .31